SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED, AS OF OCTOBER 7,1996)

For the fiscal year ended December 31, 2001

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from _____________ to ________________

Commission file number 0-9787

A	Full title of the plan and address of the plan, if different from that of the issuer named below:

AUTONATION 401(k) PLAN

B	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AUTONATION, INC.
110 S. E. 6th St.
Fort Lauderdale, Florida 33301

AUTONATION
401(k) PLAN

FINANCIAL STATEMENTS
December 31, 2001 and 2000

AUTONATION
401(k) PLAN

FINANCIAL STATEMENTS
December 31, 2001 and 2000

REPORT OF INDEPENDENT AUDITORS

To the Plan Administrator of
AutoNation 401(k) Plan
Fort Lauderdale, Florida

We have audited the accompanying statement of net assets available for benefits of AutoNation 401(k) Plan (“Plan”) as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s Administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audit. The statement of net assets available for benefits of the Plan as of December 31, 2000 was audited by other auditors whose report dated June 29, 2001 expressed an unqualified opinion on that statement.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Crowe, Chizek and Company LLP

Crowe, Chizek and Company LLP
Oak Brook, Illinois
June 7, 2002

AUTONATION
401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2001 and 2000

	2001	2000

ASSETS
Cash	$234,714	$—
Investments (see Notes 3 and 4)	157,379,004	100,763,683
Receivables
Employer contributions	551,304	729,317
Participant contributions	2,027,520	1,719,221
Accrued Income	109,165	—

Total receivables	2,687,989	2,448,538

Net assets available for benefits	$160,301,707	$103,212,221

See accompanying notes to financial statements.

AUTONATION
401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2001

Additions
Additions to net assets attributed to:
Investment income
Dividends	$2,621,232
Interest	100,475
Net appreciation in fair value of investments (See Note 3)	2,113,310

4,835,017

Contributions (cash):
Participant	37,332,101
Participant rollovers	1,477,055
Contributions (non-cash):
Employer	10,848,041

49,657,199

Transfers to Plan (Note 6)	23,258,376
Other income	29,820

Total additions	77,780,410

Deductions
Deductions from net assets attributed to:
Benefits paid to participants	16,746,792
Distributions due to loan defaults	20,125
Administrative expenses	4,079
Other expenses	633,516
Transfers from Plan (Note 6)	3,286,412

Total deductions	20,690,924

Net increase	57,089,486
Net assets available for benefits at beginning of year	103,212,221

Net assets available for benefits at end of year	$160,301,707

See accompanying notes to financial statements.

AUTONATION
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

NOTE 1 — DESCRIPTION OF PLAN

GENERAL: The following description of the AutoNation 401(k) Plan, as amended through December 31, 2001 (the “Plan”), is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan.

The Plan was established effective January 1, 1994 to provide benefits to all eligible employees of AutoNation, Inc. (the “Company”, formerly Republic Industries, Inc.) The Plan is a defined contribution plan with a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended (“IRC”). The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Employee Benefits Committee, which consists of members of the Company’s senior management, is the designated administrator of the Plan.

Although it has expressed no intention to do so, the Company retains the right, if necessary, to terminate the Plan. In the event of Plan termination, all amounts credited to participants’ accounts become fully vested subject to the requirements of ERISA. The Company also retains the right to amend the Plan.

ELIGIBILITY: Under the terms of the Plan, most employees who are at least 18 years of age are eligible to participate in the Plan immediately upon the date of hire with the Company. However, effective October 1, 2001, any employees employed by the Company after that date due to a business acquisition will not be eligible to participate in the Plan until the first day of the month coincident with or next following three months of service.

The Plan also includes a provision to allow employees of certain subsidiaries of the Company to be eligible for participation in the Plan under these requirements.

PARTICIPANT ACCOUNTS: Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions and related employer matching contributions, as well as the participant’s share of the Plan’s income.

CONTRIBUTIONS AND FUNDING POLICY: Under the provisions of the Plan, participants may direct the Company to defer a portion of their compensation to the Plan, subject to a minimum of 1% and a maximum of 15% of eligible compensation, as defined by the Plan. In 2001 and 2000, the Plan allowed a participant to direct up to 10% of their contribution to be invested in shares of the Company’s common stock. Amounts contributed by participants are fully vested when made. In 2001 and 2000 each eligible participant could contribute up to $10,500, subject to other applicable IRC limitations. The Plan allows for rollovers of vested contributions from previous employers’ qualified plans.

AUTONATION
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

NOTE 1 — DESCRIPTION OF PLAN (Continued)

The Company makes an employer matching contribution of $.50 for each $1 of contribution up to 4% of the employee’s eligible compensation. This contribution was made monthly by the Company to all participants who were credited with at least one year of service. A participant becomes fully vested in the employer match immediately upon participation. The employer match is made in shares of the Company’s common stock. Participants are not able to re-direct these contributions and, as such, these investments are non-participant directed. The employer matching contribution for 2001 was $10,848,041.

The Company may also make a discretionary contribution to the Plan. The Company did not make a discretionary contribution to the Plan for either the 2000 or 2001 Plan year.

In no event will an attained vesting percentage be curtailed due to any subsequent amendments to vesting provisions.

LOAN TO PARTICIPANTS: The Plan does not permit participant loans. However, the Plan accepts and services loans rolled over from the plans of acquired companies (See Note 6).

INVESTMENTS: The Company entered into an agreement whereby Merrill Lynch Trust Company (the “Trustee”) has been appointed the trustee of the Plan’s assets. Under the terms of the agreement, the Trustee holds and invest the funds of the Plan subject to the direction of a designated investment committee with the approval of the Employee Benefits Committee.

The Plan provided the following investment alternatives for participants in 2001.

Merrill Lynch Equity Index Trust Fund — A collective trust that invests in a portfolio of equity securities designed to substantially equal the performance of the Standard & Poor’s 500 Composite Stock Price Index.

Merrill Lynch Retirement Preservation Trust Fund — A collective trust in which amounts are invested in U.S. Treasury Obligations and U.S. Government agency securities and guaranteed investment contracts.

Merrill Lynch Fundamental Growth Fund — A mutual fund that invests in a diversified portfolio of equity securities, placing particular emphasis on companies that have exhibited above-average growth rates in earnings resulting from a variety of factors. Effective December 14, 2001, the Merrill Lynch Growth Fund was merged with this fund. Effective May 31, 2002, this fund was no longer offered as an investment option under the Plan.

The Oakmark International Fund — A mutual fund that invests primarily in common stock of non-U.S. companies. The Funds may invest in mature markets and in less developed markets. Effective December 31, 2001, this fund was added as an investment option under the Plan.

AUTONATION
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

NOTE 1 — DESCRIPTION OF PLAN (Continued)

Franklin Small-Mid Cap Growth Fund — A mutual fund that invests in a portfolio of equity securities of small-capitalization companies, equity securities of mid-capitalization companies, and fixed income securities. Effective December 31, 2001, this fund was no longer offered as an investment option under the Plan.

American Century Small Cap Value Fund — A mutual fund that invests in undervalued companies and holds them until their stock price has increased to reflect the fair value of the company. Effective December 31, 2001, this fund was added as an investment option under the Plan.

AutoNation, Inc. Common Stock — This option invests exclusively in shares of the Plan Sponsor’s common stock.

PIMCO Total Return Fund — A mutual fund that predominantly invests in a portfolio of fixed income securities of varying maturities issued by companies domiciled in the United States of America. The fund may also invest in securities denominated in foreign currencies and certain derivative instruments, contracts or options for the purpose of hedging or increasing its return.

Ivy International Fund — A mutual fund that invests in a portfolio of common stocks and convertible securities which principally trade in European, Pacific Basin, and Latin American markets. Effective December 31, 2001, this fund was no longer offered as an investment option under the Plan.

Alger Mid Cap Growth Fund — A mutual fund that invests in a portfolio of small-capitalization companies and large-capitalization companies keeping the overall market cap weighting within the range of companies included in the S&P Mid Cap 400 Index. Effective May 31, 2001, this fund was no longer offered as an investment option under the Plan.

Fidelity Magellan Fund — A mutual fund that invests in equity securities of a portfolio of large cap growth and value oriented companies.

Fidelity Equity Income Fund — A mutual fund that invests in a portfolio of income producing domestic and foreign equity securities and certain debt securities.

PAYMENT OF BENEFITS: On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or monthly, quarterly or annual installments over a period not to exceed the participant’s life expectancy or the joint life expectancy of the participant and the participant’s surviving spouse or other designated beneficiary. Participants with balances from acquired plans will retain the distribution options of those plans.

AUTONATION
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING: The accompanying financial statements are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

USE OF ESTIMATES: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. It is at least reasonably possible that a significant change may occur in the near term for the estimates of investment valuation.

INVESTMENT VALUATION AND INCOME RECOGNITION: The Plan’s investments are stated at fair market value. Purchases and sales of investments are recorded on a trade-date basis. The Plan records dividends on the ex-dividend date.

NOTE 3 — INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets.

	2001		2000

Merrill Lynch Equity Index Trust, 366,768 and 253,325 shares, respectively	$29,561,540		$23,247,667
Merrill Lynch Retirement Preservation Trust Fund, 25,232,728 and 15,086,193 shares, respectively	25,232,728		15,086,193
AutoNation, Inc. Common Stock, 2,782,620 and 1,958,057 shares, respectively	34,309,709	*	11,748,343	*
PIMCO Total Return Fund, 1,976,820 and 1,055,062 shares, respectively	20,677,532		10,962,093
American Century Small Cap Value Fund, 2,274,845 and 0 shares, respectively	18,244,258		—

AUTONATION
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

NOTE 3 — INVESTMENTS (Continued)

Alger Mid Cap Growth Fund, 601,754 and 385,777 shares, respectively	8,948,083	6,114,558
Franklin Small-Mid Cap Growth Fund, 0 and 392,242 shares, respectively	—	15,426,880
Merrill Lynch Growth Fund, 0 and 329,377 shares, respectively	—	6,847,758
Ivy International Fund, 0 and 250,530 shares, respectively	—	6,563,877

*	The Plan allows participants to direct the investment of a portion of their salary deferral contributions into shares of the Company’s common stock. The Plan also provides that employer matching contributions will be invested only in shares of the Company’s common stock and will not be subject to participants’ investment direction. The portion of the Plan’s investment in shares of the Company’s common stock that is not subject to participant investment direction is detailed in Note 4.

During 2001, the Plan’s investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated/(depreciated) in value as follows:

Mutual funds	$(11,882,251)
AutoNation, Inc. Common Stock	14,453,960
ANC Rental Corp. Common Stock (see Note 10)	(458,399)

$2,.113,310

NOTE 4 — NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the significant components of net assets and the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2001	2000

Net assets
AutoNation, Inc. Common Stock	$31,922,417	$11,748,343
ANC Rental Corp. Common Stock (see Note 10)	3,788	524,151
Employer contribution receivable	551,304	729,317

	$32,477,509	$13,001,811

AUTONATION
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

NOTE 4 — NONPARTICIPANT-DIRECTED INVESTMENTS (Continued)

2001

Changes in net assets
Contributions	$9,970,517
Net appreciation	14,011,157
Change in employer contribution receivable	(178,013)
Conversions out	(816,147)
Benefits paid to participants	(2,558,246)
Transfers to participant-directed investments	(953,570)

$19,475,698

NOTE 5 — BENEFIT DISTRIBUTIONS

Upon termination of service, including death, total and permanent disability, or retirement, a participant (or the participant’s beneficiary) will receive an amount equal to the value of the participant’s vested interest in his or her account and any related earnings.

Amounts allocated to withdrawing participants for benefit claims that have been processed and approved for payment but have not yet been paid totaled approximately $258,000 and $187,000 at December 31, 2001 and 2000, respectively. Such amounts are included in net assets available for benefits at December 31, 2001 and 2000, respectively, in accordance with accounting principles generally accepted in the United States of America. However, the Plan’s Form 5500 will reflect such amount as a liability of the Plan in accordance with IRC guidelines.

NOTE 6 — TRANSFERS TO / FROM PLAN

The 401(k) plans of certain companies acquired by the Company are periodically merged into the Plan. All of the assets of these plans are transferred at fair market value and invested in the Plan based upon the employees’ elections. For the Plan year ended December 31, 2001, approximately $23,250,000 of Plan assets are reflected as mergers of acquired company plans. During 2001, the Company sold some of its’ dealerships, which resulted in a transfer of Plan assets to another custodian. The total transfer out of the Plan was approximately $3,300,000. This is reflected in the accompanying statement of changes in net assets available for benefits as a transfer from the Plan.

AUTONATION
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

NOTE 7 — PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are shares of mutual funds managed by Merrill Lynch Asset Management Company, an affiliate of the Trustee. Therefore, these investments represent a party-in-interest to the Plan. The Company pays all fees and expenses of the Plan, which primarily consist of legal, administrative, and accounting fees.

NOTE 8 — INCOME TAX STATUS

The Internal Revenue Service has determined, and informed the Company by a letter dated January 21, 2000, that the Plan is designed and qualified in accordance with applicable sections of the IRC. The Plan has been amended since receiving this determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and remains qualified.

NOTE 9 — FORMER PARTICIPANT BALANCES

In October 1997, the Company sold its electronic security services division. The employees of this division are no longer eligible to participate in the Plan. However, as of December 31, 2001 and 2000, approximately $133,000 and $187,000, respectively, of total plan assets relate to such former participant balances. Former participants of the electronic security services division have the option to withdraw their individual accounts from the plan at any time.

NOTE 10 — ANC RENTAL CORPORATION COMMON STOCK

On May 31, 2000, the Board of Directors of the Company granted final approval of the tax-free spin-off of ANC Rental Corporation to AutoNation shareholders. In the spin-off, each AutoNation shareholder of record as of June 16, 2000 received one share of ANC Rental Corporation common stock for every eight shares of AutoNation common stock owned. The Board established a distribution date of June 30, 2000. On June 1, 2000, the Plan was amended to create a separate ANC Stock Fund to hold shares of ANC Rental Corporation received by the Plan as a result of the spin-off. The ANC Rental Fund is established to retain the ANC shares and reinvest all dividends and other distributions in additional shares of ANC stock. This fund does not permit the purchase of ANC stock, unless the stock is purchased with dividends or other distributions of ANC Stock.

Effective November 13, 2001, ANC Rental Corporation filed petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code. The common stock of ANC Rental Corporation has significantly decreased in value and the Company’s securities have been delisted from the NASDAQ stock market.

AUTONATION
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

NOTE 11 — PLAN AMENDMENT

The Plan was amended effective January 19, 2001 to eliminate all benefit payment options other than lump sum payments and installments payments. Effective October 1, 2001, the Plan was amended to require matching contributions to be deposited following each payroll cycle instead of being deposited once a month and to provide that any employees acquired through a business acquisition will not be eligible to participate in the Plan until the first day of the month coincident with or next following three months of service.

NOTE 12 — SUBSEQUENT EVENTS

Effective January 1, 2002 the Plan was amended and restated to incorporate certain changes to the Plan required due to the passage of the Retirement Protection Act of 1994, the Uniformed Services Employment and Reemployment Act of 1994, the Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997 and the IRS Restructuring and Reform Act of 1998 and to add good faith amendments under the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA). The good faith EGTRRA amendments include increasing the limitation on elective deferral contributions, increase in compensation limit, adopting the catch up contributions policy for those participants who have attained age 50, and implementing a suspension period of 6 months following any hardship distributions.

The Plan was also amended during 2002, allowing employees to direct the investment of the Company’s matching contribution, free from age restriction, as the 55 years-of-age requirement was eliminated. The 3 year service requirement is still applicable.

Also, in 2002, the Plan added the Oakmark Fund and the PIMCO Renaissance Fund as investment options.

SUPPLEMENTARY INFORMATION

AUTONATION
401(k) PLAN

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2001

Name of Plan Sponsor:	AUTONATION, INC.
Employer Identification Number:	73-1105145
Three Digit Plan Number:	001

		(c)
		Description of
		Investment
	(b)	Including
	Identity of	Maturity Date,
	Issue, Borrower,	Rate of Interest,		(e)
	Lessor, or	Collateral, Par or	(d)	Current
(a)	Similar Party	Maturity Value	Cost	Value

*	Merrill Lynch Equity Index
	Trust Fund	Common/collective fund (366,768 shares)	$32,658,597	$29,561,540
*	Merrill Lynch Retirement Preservation Trust Fund	Common/collective fund (25,232,728 shares)	25,232,479	25,232,728
*	Merrill Lynch Fundamental Growth Fund	Registered investment company (371,538 shares)	9,484,043	6,728,544
*	AutoNation, Inc.	Common stock (2,782,620 shares)	20,011,084	34,309,709
	Oakmark International Fund	Registered investment company (526,278 shares)	7,625,773	7,625,774
	PIMCO Total Return Fund	Registered investment company (1,976,820 shares)	20,604,732	20,677,532
	American Century Small Cap Value Fund	Registered investment company (2,274,845 shares)	18,244,259	18,244,258
	Alger Mid Cap Growth Fund	Registered investment company (601,754 shares)	9,055,819	8,948,083
	Fidelity Magellan Fund	Registered investment company (40,794 shares)	4,571,952	4,251,576
	Fidelity Equity Income Fund	Registered investment company (30,426 shares)	1,544,972	1,483,888
*	ANC Rental Corp.	Common stock (126,242 shares)	436,641	3,787
*	Loans to participants	Interest rates from 7% to 10.5%	311,485	311,585

Total				$157,379,004

*	Represents a party-in-interest to the Plan

AUTONATION
401(k) PLAN

SCHEDULE H, LINE 4j — SCHEDULE OF REPORTABLE TRANSACTIONS
Year ended December 31, 2001

Name of Plan Sponsor:	AUTONATION, INC.
Employer Identification Number:	73-1105145
Three Digit Plan Number:	001

(h)
					(f)		Current
					Expense		Value of
	(b)	(c)	(d)	(e)	Incurred	(g)	Asset on	(i)
(a)	Description	Purchase	Selling	Lease	With	Cost of	Transaction	Net Gain
Identity of Party	of Assets	Price	Price	Rental	Transaction	Asset	Date	(Loss)

Purchases:
AutoNation, Inc.	Common Stock	$9,974,704	$—	$—	$—	$9,974,704	$9,974,704	$—

Sales:
AutoNation, Inc.	Common Stock	—	3,152,689	—	—	2,688,614	3,152,689	464,075

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Company (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AUTONATION 401(k) PLAN
(Name of Plan)

Date: JUNE 27, 2002	By	/s/ J. ALEXANDER McALLISTER

	Title:	Vice President, Corporate Controller